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                                                                  Exhibit (a)(8)


                               [LEXENT LETTERHEAD]





                                                September 26, 2001


Dear Option Holder:

      On behalf of Lexent Inc. (the "Company"), I am writing to advise you of the results of the Company's recent Offer to Exchange (the "Offer") certain outstanding options granted under the Lexent Inc. and its Subsidiaries Amended and Restated Stock Option and Restricted Stock Purchase Pan (as amended through May 3, 2001) with an exercise price of $13.50 or more. All capitalized terms used in this letter which are not defined herein will have the meanings previously given to those terms in the Letter of Transmittal (the "Letter of Transmittal") accompanying the Company's Offer to Exchange dated August 17, 2001, as amended.

      The Offer expired at midnight, New York, New York time on Friday, September 21, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange all Eligible Options tendered to it covering a total of 1,788,700 shares of Common Stock and cancelled all such Eligible Options. The Company has accepted for exchange and cancelled the number of Eligible Options tendered by you equal to the number of shares set forth on Attachment A to this letter.

      In accordance with the terms and subject to the terms and conditions of this Offer, you will have the right to receive a new option for each cancelled option equal to the number of option shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also, in accordance with the terms of the Offer, the terms and conditions of the new option will be substantially the same as the terms and conditions of the options you tendered for exchange, except as specified in the Offer and will include the following terms:

      - the per share exercise price under the new option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the day prior to the date the Company grants the new option; and

      - the new options will vest as if the tendered options had not been cancelled. Any shares that were fully vested on the date that options tendered for exchange are cancelled will be fully vested. Any unvested shares on the date the options are cancelled that would have been fully vested on the date the new options are granted will be fully vested. All remaining unvested options will have a vesting schedule that is equivalent to what would have been in place had the cancelled options remained in effect.
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      In accordance with the terms of the Offer, the Company will grant you the new option on or about March 25, 2002. At that time, as described in the Offer to Exchange, you may go to the AST StockPlan website and accept your grant of new options.

      In accordance with the terms of the Offer and as provided in the Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered your options through the new option grant date in order to receive your new option. If you do not remain an employee, you will not receive a new option or any other consideration for the options tendered by you and cancelled by the Company.

      If you have any questions about your rights in connection with the grant of the new option, please contact Heather Sisler, Manager of Corporate Services at telephone: (212) 981-9429; facsimile: (212) 981-9417 or e-mail:
hsisler@lexent.net.

                                          Sincerely,



                                          Heather A. Sisler
                                          Manager of Corporate Services


Attachment
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                                  ATTACHMENT A

                           ((FirstName)) ((LastName))

                               ------------------

Grant Number   Number of Option      Exercise Price        Date of Acceptance
               Shares Subject to     of Tendered Old       of Tender
               Tendered Old          Option Accepted
               Option Accepted       for Exchange
               for Exchange
((GrantNo))    ((Shares))            ((Price))             September 24, 2001



Number of Option Shares subject to new options
to be granted to you on or about March 25, 2002:        ((Shares))